CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Euro Floating Rate Senior Registered Notes Due 2022	$1,630,200,000.00	$188,940.18
Euro Fixed Rate Senior Registered Notes Due 2027	$2,168,687,664.00	$251,350.91

(1)	The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.0868 per Euro 1.00 as of April 24, 2017.

PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated January 11, 2017	Pricing Supplement No. 1,494 to Registration Statement No. 333-200365 Dated April 24, 2017 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES J
Euro Floating Rate Senior Registered Notes Due 2022
Euro Fixed Rate Senior Registered Notes Due 2027
We, Morgan Stanley, may redeem the Global Medium-Term Notes, Series J, Euro Floating Rate Senior Registered Notes Due 2022 (the "floating rate notes") (i) in whole but not in part, on November 8, 2021, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading "Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption," as supplemented by the provisions below under the heading "Optional Redemption of Floating Rate Notes" and (ii) under the circumstances described under "Description of Notes—Tax Redemption" in the accompanying prospectus supplement. We may not redeem the Global Medium-Term Notes, Series J, Euro Fixed Rate Senior Registered Notes Due 2027 (the "fixed rate notes" and, together with the floating rate notes, the "notes") prior to the maturity thereof other than under the circumstances described under "Description of Notes—Tax Redemption" in the accompanying prospectus supplement.
Application will be made to the Financial Conduct Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) for each of the notes described herein to be admitted to the Official List of the UK Listing Authority and application will be made to the London Stock Exchange plc for such notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc after the original issue date. No assurance can be given that such applications will be granted.
We describe the basic features of the notes in the section of the accompanying prospectus supplement called "Description of Notes." In addition, we describe the basic features of the floating rate notes in the section of the accompanying prospectus called "Description of Debt Securities—Floating Rate Debt Securities" and we describe the basic features of the fixed rate notes in the section of the accompanying prospectus called "Description of Debt Securities—Fixed Rate Debt Securities," in each case subject to and as modified by the provisions described below.
Investing in the notes involves risks.  See "Risk Factors" on page PS-3.
Floating Rate Notes Due 2022		Fixed Rate Notes Due 2027
Principal Amount:	€1,500,000,000	Principal Amount:	€2,000,000,000
Maturity Date:	November 8, 2022	Maturity Date:	April 27, 2027
Settlement Date		Settlement Date
(Original Issue Date):	April 27, 2017 (T+3)	(Original Issue Date):	April 27, 2017 (T+3)
Interest Accrual Date:	April 27, 2017	Interest Accrual Date:	April 27, 2017
Issue Price:	100.00%	Issue Price:	99.774%
Specified Currency:	Euro ("€")	Specified Currency:	Euro ("€")
Redemption Percentage		Redemption Percentage
at Maturity:	100%	at Maturity:	100%
Base Rate:	EURIBOR	Interest Rate:	1.875% per annum (calculated on an
Spread (Plus or Minus):	Plus 0.70%		actual/actual (ICMA) day count basis)
Index Maturity:	Three months	Interest Payment Period:	Annual
Initial Interest Rate:	The Base Rate plus 0.70%; to be determined by the Calculation	Interest Payment Dates:	Each April 27, commencing April 27, 2018
	Agent on the second TARGET Settlement Day immediately	Business Days:	London, TARGET Settlement Day and New York
preceding the Original Issue Date

(continued on the next page)		(continued on the next page)

With respect to the floating rate notes, we describe how interest is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under "Description of Debt Securities—Floating Rate Debt Securities" in the accompanying prospectus. With respect to the fixed rate notes, we describe how interest is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under "Description of Debt Securities—Fixed Rate Debt Securities" in the accompanying prospectus.
Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.
The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
MORGAN STANLEY
MUFG

Floating Rate Notes Due 2022 (continued)		Fixed Rate Notes Due 2027 (continued)
Interest Payment Period:	Quarterly	Business Day Convention:	Following unadjusted
Interest Payment Dates:	Each February 8, May 8,	Tax Redemption and
	August 8 and November 8,	Payment of Additional
	commencing August 8, 2017	Amounts:	Yes
Interest Reset Period:	Quarterly	Minimum Denominations:	€100,000 and integral multiples
Interest Reset Dates:	Each Interest Payment Date		of €1,000 in excess thereof
Interest Determination Dates:	The second TARGET	ISIN:	XS1603892149
	Settlement Day immediately	Common Code:	160389214
	preceding each interest reset	Form of Notes:	Global note registered in the
	date		name of a nominee of a common
Business Days:	London, TARGET Settlement		safekeeper for Euroclear and
	Day and New York		Clearstream, Luxembourg;
Tax Redemption and			issued under the New
Payment of Additional			Safekeeping Structure
Amounts:	Yes	Eurosystem Eligibility:
Intended to be Eurosystem
eligible, which means that the
notes are intended upon issue to
be deposited with an
international central securities
depository ("ICSD") as common
safekeeper, and registered in the
name of a nominee of an ICSD
acting as common safekeeper,
and does not necessarily mean
that the notes will be recognized
as eligible collateral for
Eurosystem monetary policy and
intra‑day credit operations by
the Eurosystem either upon issue
or at any or all times during
their life. Such recognition will
depend upon the European
Central Bank being satisfied that
Eurosystem eligibility criteria
have been met.

Minimum Denominations:	€100,000 and integral
multiples of €1,000 in excess
thereof
Reporting Service:	Page EURIBOR01
Calculation Agent:	The Bank of New York
Mellon, London Branch (as
successor Calculation Agent
to JPMorgan Chase Bank,
N.A. (formerly known as
JPMorgan Chase Bank))
ISIN:	XS1603892065
Common Code:	160389206
Form of Notes:	Global note registered in the
name of a nominee of a
common safekeeper for
Euroclear and Clearstream,
	Luxembourg; issued under	Other Provisions:	None
the New Safekeeping
Structure
Eurosystem Eligibility:
Intended to be Eurosystem
eligible, which means that the
notes are intended upon issue
to be deposited with an
international central
securities depository
("ICSD") as common
safekeeper, and registered in
the name of a nominee of an
ICSD acting as common
safekeeper, and does not
necessarily mean that the
notes will be recognized as
eligible collateral for
Eurosystem monetary policy
and intra‑day credit
operations by the Eurosystem
either upon issue or at any or
all times during their life.
Such recognition will depend
upon the European Central
Bank being satisfied that
Eurosystem eligibility
criteria have been met.

Other Provisions:	See "Optional Redemption for Floating Rate Notes" below

Risk Factors
For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity and funding risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our current and periodic reports filed pursuant to the Securities and Exchange Act of 1934 (file number 001-11758) that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.
This section describes certain selected risk factors relating to the floating rate notes.  Please see "Risk Factors" in the accompanying prospectus for a complete list of risk factors relating to the notes.
The floating rate notes have early redemption risk. We retain the option to redeem the floating rate notes, in whole but not in part, on November 8, 2021, on at least 10 but not more than 60 days' prior notice.  It is more likely that we will redeem the floating rate notes prior to their stated maturity date to the extent that the interest payable on the floating rate notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the floating rate notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.
Optional Redemption of Floating Rate Notes
We may, at our option, redeem the floating rate notes, in whole but not in part, on November 8, 2021, on at least 10 but not more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the floating rate notes to but excluding the redemption date.
 On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the floating rate notes to be redeemed on that date.  If such money is so deposited, on and after the redemption date interest will cease to accrue on the floating rate notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.
For information regarding notices of redemption, see "Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption" in the accompanying prospectus.
The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.
United States Federal Taxation
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations thereunder.  Please see "United States Federal Taxation—Tax Consequences to U.S. Holders—Payments on the Notes—Foreign Currency Notes" in the accompanying prospectus supplement.
For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the notes, please refer to "United States Federal Taxation" in the accompanying prospectus supplement.
The notes will not be subject to Section 871(m) of the Code.
Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.
The discussion in the preceding paragraphs under "United States Federal Taxation" and the discussion contained in the section entitled "United States Federal Taxation" in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest
On April 24, 2017, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.65%, plus accrued interest, if any, for the floating rate notes and at a net price of 99.324%, plus accrued interest, if any, for the fixed rate notes, each of which we refer to as the "purchase price" for the respective notes.  The purchase price for the floating rate notes equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of 0.35% of the principal amount of the floating rate notes and the purchase price for the fixed rate notes equals the stated issue price of 99.774%, plus accrued interest, if any, less a combined management and underwriting commission of 0.450% of the principal amount of the fixed rate notes.
Name	Principal Amount of Floating Rate Notes Due 2022	Principal Amount of Fixed Rate Notes Due 2027
Morgan Stanley & Co. International plc	€1,087,500,000	€1,450,000,000
MUFG Securities EMEA plc	150,000,000	200,000,000
ABN AMRO Securities (USA) LLC	-	50,000,000
Barclays Bank PLC	37,500,000	-
Commerzbank Aktiengesellschaft	37,500,000	-
Coöperatieve Rabobank U.A.	-	50,000,000
Credit Suisse Securities (Europe) Limited	-	50,000,000
Deutsche Bank AG, London Branch	-	50,000,000
Erste Group Bank AG	37,500,000	-
ING Bank N.V. Belgian Branch	37,500,000	-
Lloyds Bank plc	-	50,000,000
Natixis	-	50,000,000
Raiffeisen Bank International AG	37,500,000	-
Société Générale	37,500,000	-
The Royal Bank of Scotland plc (trading as NatWest Markets)	-	50,000,000
UniCredit Bank AG	37,500,000	-
Total	€1,500,000,000	€2,000,000,000

Morgan Stanley & Co. International plc ("MSIP") is our wholly-owned subsidiary.  Mitsubishi UFJ Financial Group, Inc., the ultimate parent of MUFG Securities EMEA plc (one of the managers), holds an approximately 24% interest in Morgan Stanley.
MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC ("MS & Co.").  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

MUFG Securities EMEA plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through MUFG Securities Americas Inc.  MUFG Securities Americas Inc. will conduct this offering in compliance with the requirements of Rule 5121 of FINRA, regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest.  MUFG Securities Americas Inc. or any of the other affiliates of MUFG Securities EMEA plc may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Barclays Bank PLC, Commerzbank Aktiengesellschaft, Coöperatieve Rabobank U.A., Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, Erste Group Bank AG, ING Bank N.V. Belgian Branch, Lloyds Bank plc, Natixis, Raiffeisen Bank International AG, Société Générale, The Royal Bank of Scotland plc (trading as NatWest Markets) and UniCredit Bank AG are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

Validity of the Notes
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus), effectuated by the common safekeeper for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes, the common safekeeper's effectuation of the notes, and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated January 11, 2017, which is Exhibit 5.1 to the Form 8-K filed by Morgan Stanley on January 11, 2017. This opinion is also subject to the discussion, as stated in such letter, of the enforcement of notes denominated in a foreign currency.